CUTLER LAW GROUP
             610  NEWPORT CENTER DRIVE, SUITE  800
                NEWPORT  BEACH,  CALIFORNIA  92660
                     (949) 719-1977                 M.  Richard  Cutler,  Esq.
                  FAX: (949) 719-1988               Vi  Bui,  Esq.
                   www.cutlerlaw.com                Cora  Lo,  Esq.
--------------------------------------------------------------------------------

                   November 21, 2001


John  D.  Reynolds
Janice  McGuirk
Lou  Canant
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     RE:  GO  ONLINE  NETWORKS  CORPORATION  ("GONT")
          FORM  S-4  REGISTRATION  STATEMENT
          FILED ON NOVEMBER 30, 2000, AS AMENDED ON MARCH 9, 2001, JUNE 6, 2001 AND SEPTEMBER 17, 2001
          FILE  NO.  333-50972

Gentlemen  and  Ladies:

     Go Online Networks Corporation hereby withdraws its Form S-4 Registration Statement, File No. 333-50972, originally filed on November 30, 2000 and as amended and filed on March 9, 2001, June 6, 2001 and September 17, 2001 because the underlying mergers have been terminated.

     No securities which were to be registered in the S-4 Registration Statement were offered or sold.

     Please  direct  any  further  inquiries  on this matter to the undersigned.

                                Very  Truly  Yours,

                                /s/ Cutler Law Group

                                Cutler Law Group